FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2008 (No. 5)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        The Registrant will hold its Annual and Special General Meeting of Shareholders on September 24, 2008 at 09:00 a.m. (Israel time) at the Registrant’s offices in Migdal Haemek, Israel. In connection with the meeting, on or about August 25, 2008, the Registrant will mail to shareholders (i) a Notice of Special General Meeting and Proxy Statement and (ii) a Proxy Card. Attached hereto as Exhibits 99.1 and 99.2 are, respectively, the Notice of Special General Meeting and Proxy Statement; Proxy Card.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933, including the Registration Statement on Form F-4 (File No. 333-151919) filed on August 8, 2008 and its related proxy statement/prospectus.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 24, 2008

        Notice is hereby given that the Annual and Special General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on Wednesday, September 24, 2008, at 9:00 a.m. (Israel time) for the following purposes:

1.	To elect five members to the Board of Directors of the Company for the coming year.

2.	To appoint a Chairman of the Board of Directors.

3.	To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2008 and for the period commencing January 1, 2009 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

4.	To approve an increase in the number of the Company’s authorized ordinary shares to 1,100,000,000 and authorized share capital to NIS 1,100,000,000 and to amend the Articles of Association of the Company to reflect such increase.

5.	To approve: (i) the conversion of $200 million in debt under the Company’s credit facility agreement and equipment facility agreements with Bank Hapoalim B.M. and Bank Leumi-Le-Israel B.M. (the “Credit Facility”) into Company securities, and the amendment to the Credit Facility; (ii) the conversion of approximately $50 million in debt, composed of $30 million in loans and $20 million in convertible debentures owed by the Company to Israel Corporation Ltd. (“Israel Corp.”), a major shareholder of the Company, into Company securities; (iii) the $20 million investment and the additional $20 million potential investment by Israel Corporation Ltd.; and (iv) the reservation and issuance of securities of the Company in connection with (i), (ii) and (iii) above.

6.	To receive the board and management’s report on the business of the Company for the year ended December 31, 2007, and to transact such other business as may properly come before the Meeting.

        Shareholders of record at the close of business on August 25, 2008, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

By Order of the Board of Directors, Dov Moran Chairman of the Board August 20, 2008

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 24, 2008

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Tower Semiconductor Ltd. (the “Company” or “Tower”) for use at our Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, September 24, 2008, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on August 25, 2008.

        As of August 20, 2008, we had outstanding 125,364,021 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 25, 2008. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

        Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to October 1, 2008 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Each of Proposals 1, 2, 3 and 4 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

        Proposal 5 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposal 5 (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 5, their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

        The following table and notes thereto set forth information, as of August 18, 2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 125,364,021 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

Identity of Person or Group	Amount Owned (1)		Percent of Class(1)	Percent of Class (Diluted)(2)

Israel Corporation Ltd. (3)	101,231,883	(4)	47.68%	25.68%
SanDisk Corporation (3)	19,060,790	(5)	14.83%	4.83%
Macronix International Co. Ltd.(3)	9,682,485	(6)	7.67%	2.46%
Bank Leumi Le-Israel, B.M	31,567,372	(7)	20.12%	8.01%
Bank Hapoalim, B.M	32,037,960	(8)	20.35%	8.13%
Prisma Investment House Ltd.	12,630,006	(9)	9.63%	3.20%

(1)	Assumes the holder’s beneficial ownership of all ordinary shares and all securities that the holder has a right to purchase within 60 days.

(2)	Assumes that all currently outstanding securities to purchase ordinary shares, other than those which cannot be calculated as of the date of this registration statement, have been exercised by all holders.

(3)	Pursuant to a shareholders agreement among Israel Corp., SanDisk Corporation and Macronix Co. Ltd., each of Israel Corp., SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over approximately 31% of the outstanding shares of Tower.

(4)	Based on information provided by Israel Corp., represents 14,260,504 shares currently owned by Israel Corp., 18,181,823 shares issuable upon conversion of debentures, 65,789,474 shares issuable upon conversion of capital notes, 2,941,176 shares issuable upon the exercise of warrants at an exercise price per share of $2.04 and 58,906 shares issuable upon the exercise of warrants at an exercise price per share of $6.17.

(5)	Based on information provided by SanDisk, represents 15,878,972 shares currently owned by SanDisk and 3,181,818 shares issuable upon conversion of debentures.

(6)	Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix and 909,090 shares issuable upon conversion of debentures.

(7)	Based on information provided by Bank Leumi, represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,000,000 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants at an exercise price per share of $6.17.

(8)	Based on information provided by Bank Hapoalim represents 25,986,842 shares issuable upon conversion of capital notes, 4,132,232 shares issuable upon the exercise of warrants at an exercise price per share of $1.21, 1,470,588 shares issuable upon exercise of warrants at an exercise price per share of $2.04 and 448,298 ordinary shares issuable upon exercise of warrants issued to Tarshish Hahzakot Vehashkaot Hapoalim Ltd at an exercise price per share of $6.17.

(9)	Based on information provided by Prisma represents 6,881,231 shares currently owned by Prisma and 5,748,775 shares issuable upon conversion of debentures.

        Pursuant to a shareholders’ agreement dated January 18, 2001, among Israel Corp., Alliance Semiconductor, SanDisk and Macronix, such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, certain nominees recommended by the Board, the election of a designee of the Israel Corp. to serve as Chairman of the Board (unless agreed to otherwise), and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each party to the agreement agreed to restrictions on the transfer of its shares, including certain rights of first refusal. Nothing in this proxy statement shall be construed as an admission that any of the aforementioned shareholders is the beneficial owner of any of the Company’s securities, other than the Company’s securities held directly by such party, nor that any such shareholder or other persons or entities constitute a “group”, for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

MATTERS RELATING TO THE ANNUAL AND SPECIAL GENERAL MEETING

        At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

        Our Board of Directors is currently comprised of seven members, five of whom are elected to the Board of Directors until our next annual meeting and two of whom are Independent and External Directors who are appointed by our shareholders for fixed terms. The Board of Directors has nominated the five directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

        If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

        Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

        Dov Moran has served as our Chairman of the Board since December 2006 and as a member of the Stock Option and Compensation Committee since August 2007. Mr. Moran serves as the Chief Executive Officer of modu Ltd. Mr. Moran was a founder of M-Systems and served as a director, President, Chief Executive Officer and Chairman of the Board of Directors of M-Systems from 1989 until September 2006. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Mr. Moran holds a B.Sc. in Computers and Electronic Engineering from the Technion Israel Institute of Technology.

        Russell C. Ellwanger has served as our Chief Executive Officer and as a director since May 2005. From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004. Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which he was based in Israel. From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA. Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which he was based in Singapore. In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

        Nir Gilad has served as a director since May 2007. Mr. Gilad has served as Chief Executive Officer of Israel Corp. since June 2007; he previously served as Vice-Chief Executive Officer of the Israel Corporation from May 2006 to May 2007. From 2004-2006, Mr. Gilad served as vice-Chief Executive Officer of Migdal Holdings Insurance and Financings Ltd., Chief Executive Officer of Migdal Investment Management 2001 Ltd. and chairman of Migdal Capital Markets Ltd. In addition, from 1999-2003, Mr. Gilad served as General Comptroller of the Treasury Office of the State of Israel. Throughout the years, Mr. Gilad was a member and chairman of several boards of directors. Mr. Gilad holds a B.A. in Economics and Agricultural Management in Natural Sciences from the Hebrew University of Jerusalem and an M.A. in business administration from Bar Ilan University.

        Kalman Kaufman has served as a director and as a member of our Audit Committee since August 2005 and as a member of our Stock Option and Compensation Committee since May 2008. Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005. Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion – Israel Institute of Technology.

        Ron Moskovitz has served as a director since October 2007. From July 2002 until November 2007, Mr. Moskovitz served as Senior Vice President and Chief Financial Officer of Amdocs Limited. From 1998 until July 2002, Mr. Moskovitz served as Vice President of Finance of Amdocs Limited. Between 1994 and 1998, Mr. Moskovitz served in various senior financial positions in Tower Semiconductor Ltd. Mr. Moskovitz is a certified public accountant in Israel. He holds a B.A. in accounting and economics from Haifa University and an MBA from Tel-Aviv University.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that Mr. Dov Moran, Mr. Russell C. Ellwanger, Mr. Nir Gilad, Mr. Kalman Kaufman and Mr. Ron Moskovitz are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected and qualified.”

        The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

PROPOSAL NO. 2

PROPOSAL TO APPOINT A CHAIRMAN OF THE BOARD OF DIRECTORS

        Pursuant to a provision of the Company’s Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors has nominated Mr. Dov Moran, to serve as the Chairman of our Board of Directors until the next annual meeting of the shareholders.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the appointment of Mr. Dov Moran as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed and qualified is hereby approved.”

        The reappointment of Mr. Dov Moran as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the appointment of Mr. Dov Moran as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed and qualified.

PROPOSAL NO. 3

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

        The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company’s independent public accountant for the year ending December 31, 2008 and for the period commencing January 1, 2009 and until the next annual shareholders meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

        A representative of Brightman Almagor & Co. will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Brightman Almagor & Co. for its year 2007 audit and non-audit services shall be reported to our shareholders at the Meeting.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2008 and for the period commencing January 1, 2009 and until the next annual shareholders meeting, and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services, is hereby approved.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to fix such auditors’ remuneration.

        The Audit Committee of the Board of Directors recommends that the shareholders vote “FOR” the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2008 and for the period commencing January 1, 2009, and the authorization of the Audit Committee to fix such auditors’ remuneration.

PROPOSAL NO. 4

PROPOSAL TO INCREASE THE NUMBER OF THE
COMPANY’S AUTHORIZED ORDINARY SHARES

        To ensure the availability of a sufficient number of authorized shares for issuance in connection with the proposed restructuring of Company debt and investment in the Company described in Proposal No. 5 below, the Board of Directors of the Company has approved the increase to its authorized share capital from 800,000,000 shares, NIS 1.00 per share, to 1,100,000,000 shares, NIS 1.00 per share.

        The Board of Directors will present the following resolution at the Meeting:

“RESOLVED to increasethe number of the Company’s authorized ordinary shares to 1,100,000,000 and authorized share capital to NIS 1,100,000,000 and to amend the Company’s Articles of Association to reflect such increase.”

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company’s authorized share capital.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of an increase in the Company’s authorized Ordinary Shares to 1,100,000,000 and authorized share capital to NIS 1,100,000,000.

PROPOSAL NO. 5

PROPOSAL TO APPROVE THE CONVERSION OF THE
COMPANY’S DEBT UNDER ITS CREDIT FACILITY AGREEMENT AND
EQUIPMENT FACILITY AGREEMENTS WITH ITS BANKS AND
THE AMENDMENT THERETO, THE CONVERSION OF THE
COMPANY’S DEBT UNDER ITS EQUIPMENT FACILITY AGREEMENT
WITH ISRAEL CORP., THE CONVERSION OF CONVERTIBLE
DEBENTURES HELD BY ISRAEL CORP. AS PROVIDED BELOW, THE
$20 MILLION INVESTMENT BY ISRAEL CORP. AND AN ADDITIONAL $20
MILLION POTENTIAL INVESTMENT BY ISRAEL CORP.

        Background to the Credit Facility, Equipment Facilities and Convertible Debentures

        In January 2001, the Company entered into a credit facility agreement with each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel B.M. (together, the “Banks”), as amended and restated (the “Credit Facility”). On September 10, 2007 the Company entered into an additional credit facility with each of the Banks (the “Bank Equipment Facilities”).Under the Credit Facility and the Bank Equipment Facilities, as of the date of this proxy statement, the Company has an aggregate of $399 million in outstanding loans. Under the Credit Facility, loans of $369 million are repayable from September 2009 to June 2012 and bear interest of LIBOR plus 2.5%, of which LIBOR plus 1.1% is payable and 1.4% is accrued in favor of the banks and will be issued to them in the form of securities in the first quarter of 2011. Under the Bank Equipment Facilities, $30 million of loans bear interest, payable quarterly, at LIBOR plus 3% and are repayable from October 2009 through January 2010.

        Under the terms of the Credit Facility and the Bank Equipment Facilities, the Company is subject to various obligations and restrictions and must satisfy certain financial ratios and covenants.

        If, as a result of any default under the Credit Facility or the Bank Equipment Facilities, the Banks were to accelerate the Company’s obligations, the Company would be obligated to immediately repay all loans made by the Banks, plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Credit Facility and the Bank Equipment Facilities, including enforcement of their lien against all the Company’s assets. For more information see the section titled “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission on June 18, 2008.

        On September 10, 2007 the Company entered into an additional credit facility with Israel Corp. (the “Israel Corp. Equipment Facility”).Under the Israel Corp. Equipment Facility, as of the date of this proxy statement, the Company has an aggregate of $30 million in outstanding loans. Under the Israel Corp. Facility, loans bear interest, payable quarterly, at LIBOR plus 3% and are repayable from October 2009 through January 2010.

        In addition, in January 2006 Israel Corp. purchased $20 million of the Company’s convertible debentures, which bear interest at a rate of 5% and are due January 2012. The price at which the convertible debentures are convertible is $1.10.

        Background to the Proposed Conversion of Debt under the Credit Facility and Bank Equipment Facilities, the Proposed Conversion of Debt owed to Israel Corp., and the Proposed Investments by Israel Corp.

        On August 19, 2008, the Company signed a Memorandum of Understanding (“MOU”) with the Banks and Israel Corp. for the refinancing of the approximately $200 million of long-term debt under the Credit Facility and the Bank Equipment Facilities, according to which: (i) $200 million, representing approximately 50% of such debt will be converted into Company securities, which securities shall be convertible into 140,845,070 (70,422,535 for each Bank) of the Company’s ordinary shares, at a price per share of $1.42, which is equal to twice the average closing price of Company’s ordinary shares during the 10 consecutive trading days prior to August 7, 2008, the date of the Company’s public announcement with respect to its negotiations with the Banks regarding the restructuring; (ii) interest payments which were due starting September 30, 2008 and until June 30, 2009 will be postponed. Each such payment will be converted into principal and will be paid as per the principal payment schedule, including interest thereon; (iii) the commencement date of the repayment of the balance of the remaining principal will be postponed from September 2009 to September 2010, and will be payable in 8 equal quarterly installments ending June 2012, (iv) the Banks shall waive compliance with the financial covenants under the Credit Facility and Bank Equipment Loans until the end of 2008 and (v) the banks shall waive their entitlement, with respect to the period following the date of the closing of the amended facilities, to receive additional Company securities pursuant to the Credit Facility at the beginning of 2011.

        In addition, under the MOU: (i) the rate of interest on the remaining bank loans and equipment loans will be Libor + 2.5% per annum; (ii) the Company will pay each of the Banks and Israel Corp. closing fees and commissions in the amount of $300,000; (iii) the amended Credit Facility will be conditioned on the closing of the Jazz merger; and (iv) the Company will undertake to raise $20 million of new funds (not including Israel Corp.‘s investment of $20 million) by December 31, 2009.

        The terms of the MOU are subject to: (i) a commitment of Israel Corp. to convert $50 million of debt owed to it by the Company comprised of $30 million under the Israel Corp. Equipment Facility and $20 million in convertible debentures (consisting of a combination of principal and accumulated accrued interest). The conversion will be made pursuant to terms similar to those of the conversion of the Banks’ loans (price per share of $1.42), into a maximum of 35,211,271 ordinary shares of the Company or securities of the Company exercisable into a maximum of 35,211,271 ordinary shares; and (ii) a commitment of Israel Corp. to invest up to $40 million in the Company as described below. The MOU is further subject to the reaching of a definitive amendment to the Credit Facility and other definitive documentation, and may include other terms to be agreed to between us and our banks.

In this regard, Israel Corp. committed to the Banks to invest $20 million in consideration for 28,169,014 Company ordinary shares or securities exercisable into such amount of the Company’s ordinary shares, calculated on the basis of the average closing price of the ordinary shares of the Company on the Nasdaq for the last ten trading days prior to August 7, 2008, the date of the Company’s public announcement with respect to its negotiations with the Banks regarding the debt restructuring.

        In addition, Israel Corp. committed to grant an undertaking to the Company and the Banks to invest up to $20 million as a potential additional investment (the “Potential Investment”), pursuant to which from the date of the closing of the amended facilities and until December 31, 2009 (the “Potential Investment Period”) Israel Corp. would be obligated to invest in the Company up to an amount of $20 million, less the aggregate amount actually raised by the company during the Potential Investment Period, and any such investment would be tied to the Company’s financing needs during the Potential Investment Period. In consideration for such investment, Israel Corp. would receive an amount of the Company’s ordinary shares, or securities exercisable into Company ordinary shares, calculated on the basis of lower of: (i) the average closing price per share on Nasdaq for the last ten trading days prior to the date on which the investment is made, and (ii) $0.71, the average closing price per share on Nasdaq for the last ten trading days prior to August 7, 2008.

        Israel Corp.‘s investment, undertaking and conversion of debt are subject to the closing of a definitive amendment to the Credit Facility and other definitive documentation.

        Proposed Amendment to the Credit Facility and the Bank Equipment Facilities

        Further to the MOU described above, in September 2008, the Company shall enter into an amendment to the Credit Facility and Bank Equipment Facilities (the “Amendment”). The Amendment shall be subject to the Company fulfilling various closing conditions: including the closing of the proposed $20 million investment by Israel Corp., delivery to the Banks of the Potential Investment undertaking, and the conversion of $50 million of the Company’s debt owed to Israel Corp., as well as the closing of the Jazz merger, all as described below. The Amendment shall be brought before the Company’s Audit Committee and Board of Directors for their approval and shall be subject to the approval of the Company’s shareholders. The following shall be the principal terms of the Amendment which the Company’s shareholders are being asked to approve in this proposal:

1.	$200 million, representing approximately 50% of the outstanding debt under the Credit Facility and Bank Equipment Facilities, will be converted into Company securities, which securities shall be convertible into 140,845,070 (70,422,535 for each Bank) of the Company’s ordinary shares, at a price per share of $1.42, which is equal to twice the average closing price of Company’s ordinary shares during the last ten trading days prior to August 7, 2008, the date of the Company’s public announcement with respect to its negotiations with the Banks regarding the restructuring, effective from the closing date of the Amendment. The conversion ratio will be subject to adjustments in certain limited circumstances.

2.	The interest rate applicable for the quarterly actual interest payment on the loans will be LIBOR plus 2.5% per annum, effective from the closing date of the Amendment.

3.	Interest payments which were due starting September 30, 2008 and until June 30, 2009 will be postponed. Each such payment will be converted into principal and will be paid as per the principal payment schedule, including interest thereon.

4.	The commencement date of the repayment of the balance of the remaining principal will be postponed from September 2009 to September 2010, and will be payable in 8 equal quarterly installments ending June 2012.

5.	The Company will be granted a waiver of compliance with the financial covenants under the Credit Facility and Bank Equipment Loans until the end of 2008. The financial ratios and covenants that the Company will have to satisfy starting in 2009 shall be revised to be in line with the Company’s restructuring, a debt conversion and its revised structure following closing of the Jazz merger.

6.	The banks will waive their entitlement, with respect to the period following the date of the closing of the amended facilities, to receive additional Company securities pursuant to the Credit Facility at the beginning of 2011.

7.	The Banks shall be granted customary registration rights.

8.	The Company shall pay to each Bank a fee in the amount of $300,000.

9.	The amended Credit Facility will be conditioned on the closing of the Jazz merger.

        Proposed $20 Million Investment, Additional $20M Potential Investment Undertaking and Conversion of $50 million of Company Debt by Israel Corp.

        Further to Israel Corp.‘s commitment to invest up to $40 million described above, in September, 2008, the Company shall enter into a share purchase agreement (the “Share Purchase Agreement”) and an amendment to the Israel Corp. Equipment Facility (the “Amended Israel Corp. Facility”) with Israel Corp. The Share Purchase Agreement and the Amended Israel Corp. Facility shall be subject to the Company fulfilling various closing conditions; including the satisfaction of the conditions precedent for the closing of the Amendment. The Share Purchase Agreement and the Amended Israel Corp. Facility shall be brought before the Company’s Audit Committee and Board of Directors for their approval and shall be subject to the approval of the Company’s shareholders. The following shall be the principal terms of the Share Purchase Agreement and the Amended Israel Corp. Facility which the Company’s shareholders are being asked to approve in this proposal:

1.	In consideration for its $20 million investment, the Company shall issue to Israel Corp. 28,169,014 of the Company’s ordinary shares or securities exercisable into such amount of the Company’s ordinary shares, calculated on the basis of the average closing price of the ordinary shares of the Company on the Nasdaq for the last ten trading days prior to August 7, 2008, the date of the Company’s public announcement with respect to its negotiations with the Banks regarding the debt restructuring.

2.	In the event that Israel Corp. is required to invest additional amounts in the Company, pursuant to Potential Investment undertaking, the Company shall issue to Israel Corp., in consideration for such investment, an amount of the Company’s ordinary shares or securities exercisable into Company ordinary shares, calculated on the basis of lower of: (i) the average closing price per share on Nasdaq for the last ten trading days prior to the date on which the investment is made, and (ii) $0.71, the average closing price per share on Nasdaq for the last ten trading days prior to August 7, 2008.

3.	$50 million, comprised of $30 million of loans under the Israel Corp. Equipment Facility and $20 million of convertible debentures (consisting of a combination of principal and accumulated accrued interest) owned by Israel Corp., will be converted into a maximum of 35,211,271 ordinary shares or securities exercisable into a maximum of 35,211,271 ordinary shares of the Company.

4.	Israel Corp. shall be granted customary registration rights.

5.	The Company shall pay to Israel Corp. a fee in the amount of $300,000.

        The Company’s Audit Committee and Board of Directors recommend that the Company’s shareholders approve the entering into of the Amendment, the Share Purchase Agreement and the Amended Israel Corp. Facility on the terms described in this proxy statement. Any material changes to the terms of the Amendment, the Share Purchase Agreement or the Amended Israel Corp. Facility shall be submitted to the Audit Committee and the Board of Directors of the Company for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented to a General Meeting of the Shareholders.

The Board of Directors will present the following resolutions at the Meeting:

“RESOLVED that the terms of:

I. the amendment to the Credit Facility and the Bank Equipment Facilities and the transactions contemplated thereby, including, but without limitation:

—	the issuance to the Banks of Company securities exercisable into an aggregate amount of 140,845,070 ordinary shares of the Company in consideration for the conversion of $200 million in outstanding loans under the Credit Facility and the Bank Equipment Facilities.

—	the grant to the Banks of customary registration rights.

and

II. the terms of the Share Purchase Agreement and the Amended Israel Corp. Facility. and the transactions contemplated thereby, including, but without limitation:

—	the issuance to Israel Corp. of Company securities exercisable into 35,211,271 ordinary shares of the Company in consideration for the conversion of $50 million in outstanding loans and convertible debentures.

—	the issuance to Israel Corp, of Company securities in consideration of its investment of up to $40 million.

—	the grant to Israel Corp. of customary registration rights.

each, as described in this proxy statement, are hereby approved and that the reservation and issuance of ordinary shares of the Company in connection therewith are hereby approved.”

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the conversion of the Company’s debt under its Credit Facility agreement and Bank Equipment Facilities with its banks and the amendment thereto, the conversion of the Company’s debt owed to the Israel Corp. under its Israel Corp. Equipment Facility and the amendment thereto, conversion of Israel Corp.‘s convertible debentures as provided above, the investment by Israel Corp. of up to $40 million and the reservation and issuance of ordinary shares of the Company in connection therewith.

        The affirmative vote of the majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the conversion of the Company’s debt under its credit facility agreement and equipment facility agreements with its banks and the amendments thereto, the conversion of the Company’s debt owed to the Israel Corp., and the investment by Israel Corp of up to $40 million. Furthermore, under the Companies Law, the approval of this Proposal, requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on the Resolution or (ii) the total votes cast in opposition to the Resolution by the disinterested shareholders does not exceed 1% of all the voting power in the Company (please see the definition of the term “Personal Interest” below).

        Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

REVIEW OF THE COMPANY’S BALANCE SHEET AS OF
DECEMBER 31, 2007 AND THE CONSOLIDATED STATEMENT OF
INCOME FOR THE YEAR THEN ENDED

        At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet as of December 31, 2007 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained form the Company’s website at www.towersemi.com under “Investor Relations”. Copies will also be mailed to shareholders upon request to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

ADDITIONAL INFORMATION

        Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the “Exchange Act”), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC’s public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

        As a “foreign private issuer”, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Dov Moran Chairman of the Board Migdal Haemek, Israel August 20, 2008

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

SEPTEMBER 24, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
			FOR	AGAINST	ABSTAIN
1. TO ELECT Mr. Dov Moran, Mr. Russell Ellwanger, Nir Gilad, Mr. Kalman Kaufman and Ron Moskovitz as members of the Board of Directors of the Company. NOMINEES:		2. TO APPOINT Mr. Dov Moran as Chairman of the Board of Directors of the Company.	☐	☐	☐

___ FOR ALL NOMINEES ___ WITHHOLD AUTHORITY FOR ALL NOMINEES ___ FOR ALL EXCEPT	__ Dov Moran __ Mr. Russell Ellwanger __ Nir Gilad __Mr. Kalman Kaufman __Ron Moskovitz

3.   TO APPROVE the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2008 and for the period commencing January 1, 2009 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

			☐	☐	☐

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

4.   TO INCREASE the number of the Company’s authorized ordinary shares to 1,100,000,000 and authorized share capital to NIS 1,100,000,000 and to amend the articles of association of the Company to reflect such increase.

			☐	☐	☐

5.   TO APPROVE the (i) conversion of $200 million in debt under the Company’s credit facility agreement with Bank Hapoalim B.M. and Bank Leumi-Le-Israel B.M. into Company securities, and the amendment to the Credit Facility; (ii) the conversion of approximately $50 million in debt, composed of $30 million in loans and $20 million in convertible debentures, owed by the Company to Israel Corporation Ltd., a major shareholder of the Company, into Company securities (iii) $20 million investment and the additional $20 million potential investment by Israel Corporation Ltd; and (iv) reservation and issuance of the Company’s securities in connection with (i), (ii) and (iii) above.

			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

		Do you have a “Personal Interest” (as defined below) with respect to the subject matter of Proposal 5? (Please note: if you don not mark either YES or NO your shares will not be voted on Proposal 5)	YES ☐	NO ☐

For the purposes of this Proxy Card, a “Personal Interest” of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate.

Signature of Shareholder: __________ Date:______		Signature of Shareholder: __________ Date:______

NOTE:   Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.

For the Annual and Special General Meeting of Shareholders To Be Held On Wednesday, September 24, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the “Company”) hereby appoints each of Oren Shirazi, Nati Somekh Gilboa and Dina Back Frimer of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, September 24, 2008 at 09:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR Proposals 1 through 4 but will not be voted with respect to Proposal 5. In order for your vote to be counted with respect to Proposals 5, you must, in addition to casting your vote, indicate whether you have a “Personal Interest” in such proposal by marking either YES or NO in the boxes provided.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)